UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 1)

HARVEST CAPITAL CREDIT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41753F109

(CUSIP Number)

Scott Solomon

Managing Director and Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, California 94111

Telephone No. (415) 835-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41753F109

1	NAMES OF REPORTING PERSONS JMP Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		681,774
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER (1)
		681,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
	681,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON CO

(1) Consists of 681,774 shares of common stock (“Common Shares”) of Harvest Capital Credit Corporation held directly by JMP Investment Holdings LLC. JMP Investment Holdings LLC is a direct, wholly owned subsidiary of JMP Group LLC. Accordingly, JMP Group LLC may be deemed to share voting and dispositive power over these securities.

CUSIP No. 41753F109

1	NAMES OF REPORTING PERSONS JMP Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		681,774
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		681,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	681,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

JMP Group LLC is eligible to report its beneficial ownership of the securities reported herein on Schedule 13G pursuant to the provisions of Rule 13d-1(d) and is voluntarily reporting on this Schedule 13D.

Item 1.     Security and Issuer.

This Schedule 13D relates to the common stock (“Common Shares”) of Harvest Capital Credit Corporation (the “Issuer”), a Delaware corporation having its principal executive offices at 767 Third Avenue, 25th Floor, New York, NY 10017.

Item 2.     Identity and Background.

(a) This Schedule 13D is filed by:

(i) JMP Group LLC, a Delaware limited liability company; and

(ii) JMP Investment Holdings LLC, a Delaware limited liability company.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b) JMP Investment Holdings LLC is a direct, wholly owned subsidiary of JMP Group LLC. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(c) JMP Group LLC is a publicly traded limited liability company, and together with its subsidiaries is a full-service investment banking and asset management firm.

(d) The address of the principal business and principal office of each of the Reporting Persons is 600 Montgomery Street, Suite 1100, San Francisco, California 94111.

(e) During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of such Reporting Person has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

On January 16, 2013, the JMP Holding LLC (formerly, JMP Group LLC) purchased 100 Common Shares for consideration of $1,500 pursuant to a Subscription Agreement with the Issuer. JMP Holding LLC acquired such Common Shares with capital contributions made by its shareholder, JMP Group Inc., as well as working capital.

On April 25, 2013, the Issuer entered into an acquisition agreement with Harvest Capital Credit LLC, a Delaware limited liability company (“Harvest”). JMP Holding LLC held membership interests in Harvest, purchased for $10,000,000. JMP Holding LLC acquired such membership interests with capital contributions made by its shareholder, JMP Group Inc., as well as its working capital. As a result of the acquisition, JMP Holding LLC and the other holders of membership interests in Harvest received Common Shares in exchange for their interests. JMP Holding LLC received 702,377 Common Shares in return for its interests.

On November 12, 2013, JMP Holding LLC transferred to its wholly owned subsidiary, JMP Securities LLC, 702,477 Common Shares for consideration of $10,382,610.06. JMP Securities LLC acquired such common shares with its working capital.

On January 1, 2015, JMP Group Inc. completed its merger with and into JMP Merger Corp., a Delaware corporation and wholly owned subsidiary of JMP Group LLC, with JMP Group Inc. as the surviving entity and wholly owned subsidiary of JMP Group LLC (the “Merger”). The Merger was completed pursuant to the Agreement and Plan of Merger, dated August 20, 2014, by and among the JMP Group Inc., JMP Group LLC and JMP Merger Corp. As a result of the Merger, JMP Group LLC became the successor issuer to JMP Group Inc. with respect to its common stock, and pursuant to Rule 12g-3(a) under the Act, the common shares representing limited liability company interests in JMP Group LLC, as the successor issuer to JMP Group Inc., are deemed registered under Section 12(b) of the Exchange Act.

On March 12, 2015, JMP Securities LLC transferred 681,774 Common Shares to JMP Investment Holdings LLC, a wholly owned subsidiary of JMP Group LLC.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the securities reported herein solely for investment purposes.

The Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer.

(a), (b) See cover page for each Reporting Person. JMP Investment Holdings LLC is a direct, wholly owned subsidiary of JMP Group LLC. As a result of its ownership, directly or indirectly, of JMP Investment Holdings LLC, JMP Group LLC may be deemed to control JMP Investment Holdings LLC and may be deemed to share beneficial ownership, voting and dispositive power over the 681,774 Common Shares held by JMP Investment Holdings LLC, representing approximately 10.9% of the outstanding Common Shares.

All percentages reported herein are calculated based upon 6,233,167 Common Shares outstanding as of March 12, 2015, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2015.

(c) The Reporting Persons have engaged in transactions in Common Shares in the past 60 days only as set forth in Item 3 above.

(d) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joseph A. Jolson, the Chairman and Chief Executive Officer of JMP Group LLC, is the Chairman of the Board of Directors of the Issuer.

JMP Group LLC owns a 51% equity interest in and is the Manager of HCAP Advisors LLC, a Delaware limited liability company (“HCAP Advisors”). HCAP Advisors serves as the Issuer’s investment advisor pursuant to the Investment Advisory and Management Agreement between the Issuer and HCAP Advisors, dated April 29, 2013.

Pursuant to the Registration Rights Agreement between the Issuer and JMP Securities LLC, dated August 18, 2011, JMP Securities LLC has certain registration rights in connection with its Common Shares.

Item 7.     Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2015

JMP GROUP LLC

/s/ Joseph A. Jolson
Joseph A. Jolson, Chief Executive Officer

JMP INVESTMENT HOLDINGS LLC

/s/ Raymond S. Jackson
Raymond S. Jackson, Chief Financial Officer

SCHEDULE I

DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS

JMP GROUP LLC

Unless otherwise noted, each of these persons is a citizen of the United States and has as his/her business address c/o JMP Group LLC, 600 Montgomery Street, Suite 1100, San Francisco, California, 94111.

Joseph A. Jolson

Principal Occupation: Chairman and Chief Executive Officer

David M. DiPietro

Principal Occupation: Director

Raymond S. Jackson

Principal Occupation: Chief Financial Officer

Craig R. Johnson

Principal Occupation: Vice Chairman

Kenneth M. Karmin

Principal Occupation: Director

R. Kent Ledbetter

Principal Occupation: Director of Investment Banking of JMP Securities

Mark L. Lehmann

Principal Occupation: Director; President of JMP Securities

H. Mark Lunenburg

Principal Occupation: Director

Carter D. Mack

Principal Occupation: Director; President

Jonathan M. Orszag

Principal Occupation: Director

Glenn H. Tongue

Principal Occupation: Director

JMP INVESTMENT HOLDINGS LLC

Unless otherwise noted, each of these persons is a citizen of the United States and has as his/her business address c/o JMP Investment Holdings LLC, 600 Montgomery Street, Suite 1100, San Francisco, California, 94111.

Joseph A. Jolson

Principal Occupation: Chief Executive Officer

Raymond S. Jackson

Principal Occupation: Chief Financial Officer

Scott Solomon

Principal Occupation: Chief Legal Officer and Secretary

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Date: April 14, 2015

JMP GROUP LLC

/s/ Joseph A. Jolson
Joseph A. Jolson, Chief Executive Officer

JMP INVESTMENT HOLDINGS LLC

/s/ Raymond S. Jackson
Raymond S. Jackson, Chief Financial Officer